EXHIBIT 3.1

CERTIFICATE OF DESIGNATION

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SERIES A CONVERTIBLE PREFERRED STOCK

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DOMARK INTERNATIONAL, INC.

Domark International, Inc. (the “Corporation”) hereby establishes the following voting powers, designations, preferences, limitations, restrictions and relative rights of its Series A Convertible Preferred Stock, out of the 2,000,000 shares of Preferred Stock authorized in the Corporation’s Articles of Incorporation, pursuant to Section 78.1955 of the Nevada Revised Statutes:

  The number of authorized shares of Series A Convertible Preferred Stock Series is 50,000 shares.
  Each share of Series A Convertible Preferred Stock shall have voting rights of 1,000 votes per share on all matters submitted to stockholders for a vote.
  The holders of Series A Convertible Preferred Stock shall not be entitled to any liquidation preference.
  The holders of Series A Convertible Preferred Stock shall not be entitled to dividends.
  In the event the Corporation at any time or from time to time makes, or fixes a record date for the determination of holders of common stock entitled to receive, any distribution payable in securities of the Corporation other than shares of common stock, then and in each such event, provision shall be made so that the holders of Series A Convertible Preferred Stock shall receive upon conversion thereof, in addition to the number of shares of common stock receivable thereupon, the amount of securities of the Corporation which they would have received had their Series A Convertible Preferred Stock been converted into common stock on the date of such event.
  At the election of the holder, each share of Series A Convertible Preferred Stock shall be convertible into 1,000 shares of common stock of the Corporation.
  If the common stock issuable upon conversion of the Series A Convertible Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock or other securities or property, whether by reclassification, a merger or consolidation of this Corporation with or into any other corporation or corporations, or a sale of all or substantially all of the assets of this Corporation, or otherwise, the conversion ratio then in effect shall, concurrently with the effectiveness of such reorganization or reclassification, be proportionately adjusted such that the Series A Convertible Preferred Stock shall be convertible into, in lieu of the number of shares of common stock which the holders would otherwise have been entitled to receive, a number of shares of such other class or classes of stock or securities or other property equivalent to the number of shares of common stock that would have been subject to receipt by the holders upon conversion of the Series A Convertible Preferred Stock immediately before such event.